Exhibit A

(as of October 10, 2022)

Series	Effective Date
First Trust North American Energy Infrastructure Fund	6/15/2012
First Trust Tactical High Yield ETF	2/20/2013
First Trust Senior Loan Fund	4/1/2013
First Trust Strategic Income ETF	7/25/2014
First Trust Enhanced Short Maturity ETF	8/6/2014
First Trust Low Duration Opportunities ETF	10/10/2014
First Trust SSI Strategic Convertible Securities ETF	11/2/2015
First Trust Heitman Global Prime Real Estate ETF	11/2/2015
First Trust Long Duration Opportunities ETF	12/31/2018
First Trust EIP Carbon Impact ETF	08/13/2019
FT Cboe Vest S&P 500 Dividend Aristocrats Target Income ETF	02/24/2021
First Trust Limited Duration Investment Grade Corporate ETF FT Cboe Vest Rising Dividend Achievers Target Income ETF	11/12/2021 10/18/2022